[BORG-WARNER AUTOMOTIVE, INC. LETTERHEAD]


July 14, 1997



Borg-Warner Automotive, Inc.
200 South Michigan Avenue
Chicago, Illinois 60604

Dear Sirs:

I am Vice President and General Counsel of Borg-Warner Automotive, Inc. (the "Company"), a Delaware corporation, and have advised the Company in connection with the registration under the Securities Act of 1933, as amended (the "1933 Act"), of an S-3 Registration Statement ("Registration Statement") which is being filed on or about the date of this letter with the Securities and Exchange Commission relating to the proposed offering of 500,000 shares (the "Shares") of the Company's common stock, par value $.01 per share ("Common Stock") pursuant to the terms of the Company's dividend reinvestment and stock purchase plan, the Borg-Warner Automotive, Inc. Dividend Reinvestment and Stock Purchase Plan (the "Plan").

As counsel to the Company, I am familiar with its amended articles of incorporation, by-laws, minutes of meetings of shareholders and directors, and other corporate records. I have examined the Registration Statement and the exhibits thereto, including the Plan. Based upon the foregoing, I am of the opinion that:

     1. The Company is a corporation duly organized and existing under the laws of the State of Delaware.

     2. The shares being offered pursuant to the Plan are duly authorized and when delivered in accordance with the terms and conditions of the Plan will be legally issued, fully paid and non-assessable.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of my name in the Registration Statement and related prospectus.


Very truly yours,



/s/  LAURENE H. HORISZNY
-----------------------
Laurene H. Horiszny
General Counsel